September 14, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:     NYMAGIC, INC.
Form 10-K /for the Year Ended December 31, 2009
Definitive Proxy Statement filed April 5, 2010
Supplemental Response filed August 31, 2010
File No. 001-11238
Dear Mr. Riedler:
We are in receipt of your letter dated September 14, 2010 to the Company and provide the following response:
Comment:
1.	We note your response to our prior comment, which presents the performance targets, and extent of achievement of those targets, for Mr. Hart and Mr. Iacopelli in terms of percentages. However, without disclosure of the actual metrics used as performance criteria for your named executive officers, the percentages cannot be understood in context. Please disclose, for each of your named executive officers, the actual targets that were set as performance criteria, such as the specific dollar amount of the earnings per share and book value per share targets, and the specific target ratios for the loss ratio and expense ratio objectives. Please also disclose the extent of achievement of each of these objectives, such as the actual dollar amount of earnings per share and book value per share achieved, and the actual loss ratio and expense ratio achieved.
Answer:
Supplementally, we advise the Staff that bonuses for Messrs. Hart and Iacopelli were determined using the same balanced scorecard used by the Human Resources Committee to evaluate the Company’s President and Chief Executive Officer, coupled with the President and Chief Executive Officer’s subjective evaluation of the Named Executive Officer’s individual contributions to the achievement of the Company’s action plans and the Named Executive Officer’s performance in handling the various responsibilities of his executive position. A significant portion of these bonuses, seventy percent for Mr. Hart and eighty percent for Mr. Iacopelli, are based on the financial performance of the Company as measured by the balanced scorecard.

Target award percentages for specific performance criteria under the balanced scorecard methodology adopted by the Human Resources Committee vary among Named Executive Officers based upon the Human Resources Committee’s assessment of the individual executive’s functional ability to influence the identified performance criteria. In addition, the Human Resources Committee and the President and Chief Executive Officer, in their respective evaluative roles, have the discretion to establish actual evaluation award percentages that exceed target award percentages in recognition of results that exceed plan objectives, as was the case in 2009.
The balanced scorecards for Messrs. Hart and Iacopelli, including the actual targets that were set for performance criteria, as well and the extent of the achievement of each of those objectives, and the President and Chief Executive’s subjective evaluations of Messrs. Hart’s and Iacopelli’s individual contributions to the achievement of the Company’s action plans, are set forth below.

	2009 Results
Named Executive Officer			Hart		Iacopelli
Performance Criteria	Plan	Actual	Target %	Evaluation %	Target%	Evaluation %
Earnings Per Share	$1.48	$5.26	20.00%	40%	25%	40%
Book Value Per Share	$20.27	$24.84	12.25%	25%	15%	25%
Gross Written Premium	$237,000,000	$213,600,000	12.50%	11.25%	12.50%	11.25%
Loss Ratio	55%	48.10%	12.50%	25.00%	12.50%	25.00%
Expense Ratio	44.70%	50.60%	12.50%	0%	15%	0%
Total Objective Criteria			70%	101.25%	80%	101.25%

Action Plans (Subjective)			30%	33.75%	20%	18.75%
Total			100%	135%	100%	120%
The Company’s 2009 action plans covered a broad range of confidential and often sensitive operating objectives including: refining approaches to underwriting, procuring cost effective reinsurance, obtaining acceptable investment results, ensuring compliance with legal and regulatory developments, maintaining the Company’s financial strength ratings, implementing a new information technology system, addressing human resources concerns, considering strategic opportunities, broadening corporate communications and improving interaction with the board of directors. With one exception, the implementation of a new technology system, which was deemed not to meet expectations, each element of the Company’s action plans was deemed to meet or exceed expectations. The President and Chief Executive Officer’s subjective evaluation of Messrs. Hart’s and Iacopelli’s contribution to the achievement of the objectives set forth in the action plans is reflected in the evaluation score for each of the Named Executive Officers.

The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2009 are adequate. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer